A.B. KORELIN & ASSOCIATES INC.

P.O. Box 995	Phone: 206-232-3621
Mercer Island, WA 98040	Fax: 206-232-1196

On behalf of Exeter Resource Corporation, we hereby submit Exeter’s 20-F Registration Statement. The Company has revised the document in response to the deficiencies indicated in the Commission’s letter of November 29, 2004. To respond to this filing, please contact me at the numbers listed above or Yale Simpson, Chairman, by phone at (604) 688-9592 or by fax at (604) 688-9532.

Sincerely,

/s/ Steve Taylor

Steve Taylor

A.B. Korelin & Associates